1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
ADVANCING TO PRODUCTION	Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2010-1

POLYMET RECEIVES SECOND INSTALLMENT FROM GLENCORE

Hoyt Lakes, Minnesota, January 26, 2010 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it has closed the second US$15 million installment of its previously announced US$25 million equity financing with Glencore AG (“Glencore”). PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Glencore Financing Summary
With completion of the second installment of the Glencore financing, which involved the acquisition by Glencore of an additional 5,660,377 share of PolyMet, representing approximately 3.6% of PolyMet’s issued shares on a partially diluted basis, Glencore has invested a total of US$50 million into PolyMet, comprising US$25 million equity at US$2.65 per share and US$25 million in debentures issued by PolyMet’s wholly owned US subsidiary. In addition, as of December 31, 2009 approximately US$1.1 million interest had been capitalized in the debentures. These debentures can be exchanged by Glencore into PolyMet common shares at US$4.00 per share.

Glencore now owns 9,433,962 shares of PolyMet and is able to exchange US$26.1 million in debentures into an additional 6,529,688 shares, for a total of 15,963,650 shares representing 10.3% of PolyMet’s issued shares on a partially diluted basis.

In addition, Glencore holds warrants to purchase 6,250,000 shares at US$3.00 per share that expire on September 30, 2011 and has provided US$25 million Tranche E of the debenture facility (not drawn) that is available to the Company subject to publication of the Final EIS and receipt by the Company of a bona fide construction finance facility. These debentures are exchangeable into PolyMet common shares at US$2.65 per share. If drawn and if exchanged, Glencore would own an additional 9,433,962 shares.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore
Glencore International AG, based in Baar, Switzerland, is a leading privately held, diversified natural resources company with worldwide activities in the smelting, refining, mining, processing, purchasing, selling and marketing of metals and minerals, energy products and agricultural products.

Glencore AG is a subsidiary of Glencore International AG. Glencore AG, which maintains offices in Stamford, Connecticut, and has a principal head office located at Baarermattstrasse 3, CH-6340, Baar, Switzerland, has purchased the common stock from the Company and debentures from PolyMet’s wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (the “Issuer”) in the ordinary course of its business. Glencore AG has acquired the PolyMet shares for investment purposes and may from time to time exercise its warrants or the exchange right under the debentures, acquire additional securities of the Issuer and/or the Company, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its then current position. A copy of Glencore’s early warning report prepared in accordance with National Instrument 62-103 may be obtained by contacting the Glencore representative at the telephone number provided below.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Investors/Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

or:
Marc Ocskay
Glencore International AG
Tel: +41 41 709 2000
Fax: +41 41 709 3000
info@glencore.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2009 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the nine months ended October 31, 2009 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.